UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATLAS ENERGY RESOURCES, LLC

(Name of Issuer)

COMMON UNITS REPRESENTING CLASS B LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

049303 10 0

(CUSIP Number)

311 Rouser Road

Moon Township, PA 15108

(412) 262-2830

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas America, Inc.

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 546-5005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 049303 10 0	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Atlas America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

29,352,996 Class B Common Units of Atlas Energy Resources, LLC
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

29,352,996 Class B Common Units of Atlas Energy Resources, LLC
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,352,996 Class B Common Units of Atlas Energy Resources, LLC
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.0%
14	TYPE OF REPORTING PERSON*

CO

*	SEE INSTRUCTIONS

Item 1. Security and Issuer.

This statement relates to the common units representing Class B limited liability company interests (the “Common Units”) of Atlas Energy Resources, LLC (the “Company”), which has its principal executive offices at 311 Rouser Road, Moon Township, PA 15108. The total number of Common Units reported as beneficially owned in this Schedule 13D is 29,352,996, which constitutes approximately 80.0% of the total number of Common Units outstanding.

Item 2. Identity and Background.

This statement is filed by Atlas America, Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person is a holding company for energy companies engaged in the pipeline, development and production of natural gas and oil and its principal office is located at 311 Rouser Road, Moon Township, PA 15108.

(d) and (e) During the last five years, the Reporting Person, nor to the best knowledge of such person, none of the individuals named in Appendix A to this Statement, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such law.

Item 3. Source and Amount of Funds of Other Consideration.

On December 18, 2006, the Reporting Person entered into a Contribution, Conveyance and Assumption Agreement pursuant to which the Company contributed substantially all of the proceeds the Company received from its initial public offering as well as 29,352,996 Common Units to the Reporting Person in exchange for substantially all of the natural gas and oil assets and the investment partnership management business of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired its beneficial ownership of the Common Units for investment purposes.

The Reporting Person has no plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer;

(b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, limited liability company agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) There were 36,674,365 Common Units outstanding as of December 19, 2006. The Reporting Person is deemed to be the beneficial owner of 29,352,996 Common Units, which constitute approximately 80.0% of the total issued and outstanding Common Units issued and outstanding.

(b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c) In addition to the Common Units referred to above, the Reporting Person, through its wholly-owned subsidiary, Atlas Energy Management, Inc., acquired 748,456 units of the Company’s Class A units representing limited liability company interests (“Class A Units”) and all of the Company’s management incentive interests (“MII”). The Class A Units and the MIIs are unregistered securities and are not listed on a national securities exchange or inter-dealer quotation system of a registered national securities association.

(d) The Reporting Person has the right to receive distributions from, and the proceeds of sale of, the Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The 29,352,996 Common Units held by the Reporting Person were acquired in a private placement and are restricted securities. Certain transfer restrictions on the Reporting Person’s Common Units and registration rights granted by the Company are set forth in the Amended and Restated Operating Agreement of the Company, a copy of the form of which is incorporated by reference to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Amended and Restated Operating Agreement of Atlas Energy Resources, LLC, filed as Exhibit 3.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on December 22, 2006.

Exhibit B:	Contribution, Conveyance and Assumption Agreement, filed as Exhibit 10.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on December 22, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2006

ATLAS AMERICA, INC.

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Chief Legal Officer and Secretary

APPENDIX A

Executive Officers and Directors of Atlas America, Inc.

Name	Position
Edward E. Cohen	Chairman, Chief Executive Officer and President

Jonathan Z. Cohen	Vice Chairman

Matthew A. Jones	Chief Financial Officer

Frank P. Carolas	Executive Vice President

Freddie M. Kotek	Executive Vice President

Jeffrey C. Simmons	Executive Vice President

Michael L. Staines	Executive Vice President

Nancy J. McGurk	Senior Vice President and Chief Accounting Officer

Carlton M. Arrendell	Director

William R. Bagnell	Director

Donald W. Delson	Director

Nicholas A. DiNubile	Director

Dennis A. Holtz	Director

Harmon Spolan	Director

EXHIBIT INDEX

Exhibit A:	Amended and Restated Operating Agreement of Atlas Energy Resources, LLC, filed as Exhibit 3.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on December 22, 2006.

Exhibit B:	Contribution, Conveyance and Assumption Agreement, filed as Exhibit 10.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on December 22, 2006.